April 7, 2023	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Jennifer Lopez Molina

Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
CIK No. 001948864

Dear Mr. Anderegg and Ms. Lopez Molina:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 13, 2023 regarding the Company’s draft registration statement on Form S-1 (“DRS S-1”) submitted confidentially via EDGAR to the Commission on February 14, 2023 (the “Registration Statement”).

The Staff’s comment is repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Cover page

1. We note your disclosure that “SpinCo intends to apply to have its Common Stock authorized for listing on the NYSE American exchange under the symbol ...” Please advise us of the basis for your disclosure that the securities will be listed on the NYSE American exchange. For example, please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. In this regard, we note that HCMC is quoted on the OTC Pink market.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of Amendment No. 1 to include the listing requirements of the NYSE American exchange that must be met.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission

April 7, 2023

The Company has begun the listing process for NYSE American exchange. It is anticipated the Spin-Off will enable the Company to meet all the applicable initial listing standards. To ensure the Company meets all the applicable listing standards, HCMC, the current parent corporation to HCWC, raised $26.5 million through the sale and issuance of Series E convertible redeemable preferred stock (the “Series E Stock”), of which $13.25 million will be paid to HCWC by investors pursuant to the issuance of HCWC Series A convertible preferred stock concurrent with the Spin-Off closing (“Series A Stock”). The financing coupled with the distribution of HCWC shares to holders of HCMC will enable the Spin-Off to qualify for listing.

It is anticipated there will be 9.4 million shares of HCWC common stock outstanding initially at the time of the Spin Off, with the potential issuance of an additional 4,416,667 shares, or 13,816,667 total outstanding, upon conversion of the Series A Stock (using the minimum $3 conversion price which equals 4,416,667 at $3 per share = $13.25MM in Series A Stock). There will also be approximately 2 million shares of restricted HCWC common stock, which includes insider and employee shares totaling approximately $10 million of HCMC common stock, which at present valuations of HCMC and Company would be approximately $20 million, or 2 million shares of HCWC. The initial float (MVPF) will be approximately $74 million ($10 price x 7.4 million shares), which excludes officers, directors and 10% or more holders ($94MM market cap minus $20MM which accounts for the 2 million restricted shares at $10 per share value).

Further, the Company has retained a leading independent industry valuation firm, Scalar, to value HCWC. Scalar derived a valuation of $94 million for HCWC based on a discounted cash flow (DCF) analysis projecting cash flows over a 5-year period and using a discount factor based on the cost of capital.

2. We note your disclosure that the shares of your common stock distributed to your shareholders will be freely transferable and it appears that you will be creating a public market for your common stock by listing your common stock on a national securities exchange. In light of these facts, please tell us and revise your disclosure to address the following:

●	Discuss how your opening price will be set under the applicable U.S. national securities exchange’s rules;

●	Describe the plan of distribution for your shareholders who are able to sell their shares once a market has been established;

●	Enhance your risk factor disclosure to acknowledge the risks of this listing, including those related to price and volume uncertainty, if any; and

●	Disclose whether you, or any third parties, have consulted with your shareholders about their intentions to sell their shares. In this regard, we note your caption on page 63 entitled “Principal and Selling Stockholders.”

United States Securities and Exchange Commission

April 7, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of Amendment No. 1 to include additional information requested by the Staff.

Opening Price - In connection with the Spin-Off, the Company will issue HCWC shares to the Healthier Choices Management Corp. (“HCMC”) stockholders in proportion to their HCMC ownership, including the ownership of any restricted stock. Ultimately the market will determine the pricing of the Spin-Off, but as mentioned above the Company has retained a leading valuation firm to determine the market value, and the pricing of the Spin-Off is based primarily on such valuation. In connection with the Spin-Off, the Company will issue shares of Series A Stock, with an initial conversion price of $10.00 per share. The NYSE American exchange minimum price is $3. On the 40th calendar day (“Reset Date”) after the effectiveness of the Spin-Off, the conversion price will be reset in the event the closing price of the HCWC common stock on such date is less than $10.00 per share. The reset conversion price will equal a 10% discount to the 5-day volume weighted average price measured using the 5 trading days preceding the Reset Date. However, in no instance will the conversion price be reset below $3.00 per share.

Plan of Distribution – The Company has not engaged an underwriter to sell the Company common stock and does not have any formal plan of distribution. The resale of the HCWC common stock will utilize the NYSE’s electronic Designated Market Makers (e-DMMs) with quoting obligations for each NYSE American-listed company with NYSE Arca’s fully electronic price/time priority execution model.

Listing Risks – The consummation of the Spin-Off transaction is contingent upon approval and listing on NYSE American exchange. Without such approval, the Company does not expect to proceed with the Spin-Off but will evaluate all alternatives. We have added the disclosure on page 23 of Amendment No. 1 regarding risks related to the listing, including how the listing of the HCWC common stock on the NYSE American exchange differs from an underwritten initial public offering.

Stockholder Sales – The Company has not discussed with any third parties or affiliates or shareholders about their intention to sell shares of HCWC common stock following the Spin-Off. We have added the disclosure on page 23 of Amendment No. 1 to explain that the HCWC stockholders may choose to not sell any of their shares of common stock, and there may initially be a lack of supply of, or demand for, HCWC common stock on the NYSE American exchange.

3. Please revise to disclose the number of shares of SpinCo to be distributed in the Spin-Off as required by Item 501(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1 and the cover and back pages of the prospectus to disclose the number of shares of SpinCo to be distributed in the Spin-Off.

United States Securities and Exchange Commission

April 7, 2023

Summary of the Business, page 2

4. Please revise here, or add a question and answer, where appropriate, to briefly and clearly summarize the business and assets that will remain with HCMC and those that will remain with SpinCo.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 40 of Amendment No. 1 to describe the business and assets that will remain with HCMC and those that form SpinCo after the Spin-Off.

Summary of the Spin-Off

Emerging Growth Company Status, page 9

5. You have elected not to take advantage of the provision for emerging growth companies that allows an extended transition period for complying with new or revised accounting standards. As such, please indicate by check mark on the cover page of your registration statement your election not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Response: The Company will elect to take advantage of the provision for emerging growth companies that allows an extended transition period for complying with new or revised accounting standards. The Company will indicate such election by check mark on the cover page of Amendment No. 1. The failure to check a box in “Emerging Growth Company Status” was inadvertent and resulted from the EDGAR conversion process.

Risk Factors

Some of our contracts contain provisions requiring the consent of third parties in connection with the Spin-Off, page 21

6. Please disclose whether you have received the required consents from third parties in connection with the Spin-Off.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 1 to confirm it has obtained all consents that are required from third parties in connection with the Spin-Off other than certain landlord consents. The Company expects to receive all such landlord consents prior to the effectiveness of the Registration Statement.

United States Securities and Exchange Commission

April 7, 2023

Business, page 25

7. We note your disclosure on page 13 that UNFI is your primary supplier, “accounting for approximately 36% and 25% of [y]our total purchases for fiscal 2022 and 2021.” Please disclose the material terms to your agreement with this supplier and file the agreement as an exhibit to your registration statement. In the alternative, please explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 29 of Amendment No. 1 to include certain material terms of the UNFI Agreement with the Company (the “UNFI Agreement”). Certain pricing terms of this UNFI Agreement are required to remain confidential. The Company will later file the UNFI Agreement as an exhibit to its Registration Statement but intends to seek confidential treatment pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.

Financing, page 35

8. We note your disclosure that HCMC secured equity financing for SpinCo from existing investors. Please disclose the material terms of the agreements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 35 of Amendment No. 1 to describe the material terms of the equity financing secured for SpinCo.

Pursuant to the Securities Purchase Agreement (“HCMC Series E SPA”), the purchasers of HCMC Series E Stock will also be required to purchase Series A Stock of HCWC in the same subscription amounts that the Purchasers paid for the HCMC Series E Stock.  The closing of the sale of the Series A Stock is expected to be within forty-five days of the completion of the Spin-Off transaction. The purchase price will be $1,000 per share of HCWC Series A Stock.

The initial conversion price for the Series A Stock is $10.00 per share.  On the 40th calendar day (“Reset Date”) after the effectiveness of the Spin-Off, the conversion price will be reset in the event the closing price of the Common Stock on such date is less than $10.00 per share.  The reset conversion price will equal a 10% discount to the 5-day volume weighted average price measured using the 5 trading days preceding the Reset Date; provided, however, in no instance will the conversion price be reset below $3.00 per share.  The holders of the HCWC Series A Stock shall have voting rights on as converted basis.  HCWC will register for resale of the HCWC common stock issuable upon conversion of the HCWC Series A Stock.  The proceeds from the sale of the Series A Stock will be used for general corporate purposes and potential acquisitions.

The Company will file the Securities Purchase Agreement (“SPA”) for the Series A Stock together with the related Certificate of Designations once they are executed and effective. The forms of such agreement have already been negotiated and agreed to pursuant to Section 4.14 the terms of HCMC Series E SPA, the purchasers of the HCMC Series E Stock have agreed to execute the SPA in the form that was attached to the HCMC Series E SPA. Upon ten days prior notice following the Spin-Off, each investor is required to fund its agreed upon amount pursuant to the SPA.

United States Securities and Exchange Commission

April 7, 2023

The Spin-Off, page 36

9. Please expand your disclosure to briefly explain how the financial terms of the Spin-Off were determined, including the distribution ratio you will utilize.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No. 1 to discuss how the financial terms of the Spin-Off were evaluated and determined.

Reasons for the Spin-Off, page 36

10. Please revise your disclosure to explain why you have opted to achieve the reasons you disclose here by utilizing a Spin-Off. In this regard, it appears that there were other methods available to you to achieve these reasons and it’s not clear to what extent you considered them and, if so, why this method was utilized.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of Amendment No. 1 to explain why HCMC elected to pursue the Spin-Off instead of other strategic alternatives to create stockholder value for the HCMC stockholders.

Capitalization, page 41

11. Please explain how all other assets and total liabilities are relevant to determining your capitalization or remove them from the capitalization table. Please also remove your capitalization table as of December 31, 2021 to provide the information of the latest balance sheet provided. Refer to 1(g) of Instructions as to Summary Prospectuses of Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of Amendment No. 1 to provide the most recent balance sheet information as of December 31, 2022. We have revised the capitalization table to reflect only the relevant elements required; as such, the line items for other assets and total liabilities were removed to reflect only the net debt and the equity to derive the market capitalization.

Selected Unaudited Pro Forma condensed Combined Financial Information, page 45

12. Please amend to only present the pro forma balance sheet as of the end of the most recent period presented in your filing. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 44 of Amendment No. 1 to only present the pro forma balance sheet as of December 31, 2022.

United States Securities and Exchange Commission

April 7, 2023

13. Please tell us your consideration for reflecting the impacts of the Spin-Off transaction; such as the distribution of your common stock, contract agreements with HCMC related to the Spin-Off, and operations as an autonomous entity, in your pro forma information, if material.

Response: The Company considered all customary impacts of the Spin-Off in the preparation of its pro forma information. In particular, we focused on contractual agreements with HCMC following the Spin-Off and additional operating costs related to functioning as an autonomous entity.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ending December 31, 2021, page 47

14. Please revise to provide the nature and amount for each adjustment item described in your note for adjustment a.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 1 to address the Staff’s request with respect to the nature and amount of each adjustment.

Material U.S. Federal Income Tax Consequences of The Spin-Off, page 73

15. Your disclosure suggests that you have not requested and do not intend to request a ruling from the Internal Revenue Service that the distribution will qualify as a tax-free Spin-Off under the U.S. tax laws. Please include this information here and in your risk factor disclosure, if true.

Response: The Company acknowledges the Staff’s comment and confirms that it did not seek an Internal Revenue Service ruling. The Company has revised the disclosure on pages 19 and 71 of Amendment No. 1 to clarify it did not request a ruling from the Internal Revenue Service.

Combined Financial Statements December 31, 2021 and 2020 Combined Statements of Cash Flows, page F-6

16. Please tell us why you have included the increase in net parent investment for corporate overhead within operating activities rather than financing activities.

Response: The Company acknowledges the Staff’s comment and has reclassified funds expended by HCMC, including operational costs associated with the allocation of administrative expenses, under “financing activities” in the cash flow statement as these amounts are considered contributed and will not be reimbursed.

United States Securities and Exchange Commission

April 7, 2023

General

17. Please tell us your consideration of providing financial statements for Mothers Earth’s Storehouse and Green’s Natural Foods, Inc. pursuant to Rule 8-04 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and included these financial statements for Mothers Earth’s Storehouse and Green’s Natural Foods, Inc. in Amendment No. 1. The Company conducted an analysis based on Rule 3-05 of Regulation S-X for Acquisition and Disposition of Businesses and determined that both acquisitions represented a material transaction.

18. We note your disclosure on page 54 of the management of SpinCo. We also note your disclosure of your anticipated equity compensation plans on page 60. However, you have not provided disclosures on the compensation of your principal executive officer of SpinCo. Please provide this disclosure. Refer to Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has included disclosure on page [●] of Amendment No. 1 to describe the existing compensation arrangements between HCMC and HCWC for the compensation of the executive officers of SpinCo. The Company expects new employment agreements between HCWC and its principal executive officers to be finalized prior the effective date of the Registration Statement with such agreements to become effective upon the Spin-Off.

19. Please tell us whether you intend to file the Separation Agreement, Tax Matters Agreement, the Employee Matters Agreement and the Transition Service Agreement as exhibits to your registration statement or tell us why you do not believe you are required to file these agreements. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, the Company expects to file all of those agreements as exhibits to the Registration Statement prior to its effectiveness.

20. We note your disclosure that SpinCo has entered into an agreement to sell and issue shares of Series A Convertible Preferred Stock. Please describe the material terms of the agreement, identify the related persons party to the agreement, if any, and include specific risk factor disclosure to address the potential dilutive effect of these issuances. Please also disclose the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 35 of Amendment No. 1 to (1) describe the material terms of the SPA related to the sale of the Series A Stock and (2) describe the exception from registration pursuant to which the Series A Stock will be issued. Disclosure regarding the material terms of this issuance has been included on page 35 of Amendment No. 1. We have added a risk factor on Page 23 to discuss the dilutive effects of this issuance. There were no related persons party to the SPA related to the sale of the Series A Stock. Please see response to comment 8 above for material terms for the issuance of the Series A Convertible Preferred Stock.

United States Securities and Exchange Commission

April 7, 2023

The expectation is the issuance of the Series A Stock will be exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 promulgated thereunder. The Series A Stock is being purchased by five institutional investors that would be deemed “accredited investors” as defined in Rule 501(a). Neither HCMC nor HCWC engaged in any general solicitation or public advertising in connection with the offering.

21. We note your disclosure that this will be a “tax-free” distribution. Please file a related tax opinion or tell us why you do not believe that such an opinion is required. See Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and confirms that it will file a tax opinion of Cozen O’Connor as an exhibit to the Registration Statement prior to effectiveness.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

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